SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                    ________________________


                          SCHEDULE 13G

     Information Statement pursuant to Rules 13d-1 and 13d-2
            Under the Securities Exchange Act of 1934

                       (Amendment No.   )


                        Trimeris, Inc.
_________________________________________________________________
                        (Name of Issuer)


                  Common Stock, $.001 par value
_________________________________________________________________
                 (Title of Class of Securities)



                          896263100
_________________________________________________________________
                         (CUSIP Number)













                    ________________________

CUSIP No. 896263100                             Page 2 of 6 Pages

_________________________________________________________________
1)   Name of Reporting Person                 Biotechnology
     S.S. or I.R.S. Identification            Investments
     No. of Above Person                      Limited
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Guernsey,
     of Organization                          Channel Islands
_________________________________________________________________
Number of                5)   Sole Voting    1,295,068 shares of
Shares Beneficially           Power          Common Stock, $.001
Owned by Each                                par value ("Common
Reporting Person                             Stock")
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-  1,295,068 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           1,295,068 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                          12.3%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  CO

CUSIP No. 896263100                             Page 3 of 6 Pages
Schedule_13G
____________

Item 1(a) -    Name of Issuer:  Trimeris, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               4727 University Drive, Suite 100
               Durham, NC  27707

Item 2(a) -    Name of Person Filing:

               This statement is being filed on behalf of Biotechnology Investments Limited ("BIL" or the
               "Reporting Person").  BIL is a Guernsey, Channel
               Islands corporation.

Item 2(b) -    Address of Principal Business Office:

               P.O. Box 58
               St. Julian's Court
               St. Peter Port
               Guernsey, Channel Islands  GYI 3BP

Item 2(c) -    Place of Organization:

               Guernsey, Channel Islands

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.001 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  896263100

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or
               13d-2(b):

               Not applicable.

Item 4 -       Ownership.

          (a)  Amount Beneficially Owned:

               1,295,068 shares of Common Stock

          (b)  Percent of Class:

               12.3%

CUSIP No. 896263100                             Page 4 of 6 Pages
          (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the
                         vote:  1,295,068 shares

               (ii)      shared power to vote or to direct the
                         vote:  -0-

               (iii)     sole power to dispose or to direct the
                         disposition of:  1,295,068 shares

               (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of
               Another Person:

               Not applicable.

Item 7 -       Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Company:

               Not applicable.

Item 8 - Identification and Classification of Members of the Group:

               Not applicable.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:

               Not applicable.

CUSIP No. 896263100                             Page 5 of 6 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BIOTECHNOLOGY INVESTMENTS LIMITED
                              By:  Old Court Limited


                              By  /s/ Kathleen K. Schoemaker
                                  Attorney-in-Fact


Date: February 2, 1998

CUSIP No. 896263100                             Page 6 of 6 Pages
OLD COURT LIMITED
         P.O. Box 58, St. Julian's Court, St. Peter Port,
                Guernsey, Channel Islands GYI 3BP

Our Ref: PF/domain/POA225

_28__January_1998_

Domain Associates
One Palmer Square
Princeton, New Jersey  08542
USA

Dear Sirs

BIOTECHNOLOGY INVESTMENTS LIMITED

We, Old Court Limited hereby authorise you to execute on behalf of Old Court Limited a Schedule 13G to be filed with the Securi-ties and Exchange Commission regarding Biotechnology Investments
Limited's holdings of Trimeris, Inc.

Yours very truly
per pro Old Court Limited

/s/ J.J. Nicolle                        /s/ S.E. Shaw
J.J. Nicolle, Director                  S.E. Shaw, Director

We confirm that we have authorised Old Court Limited to grant the above Power of Attorney.

Yours very truly
per pro Biotechnology Investments Limited

 /s/ P.A.S. Firth
P.A.S. Firth, Authorised Signatory